Item 77D - DWS Global Bond Fund (a series of
DWS Global/International Fund, Inc.)

At a meeting held September 18-19, 2008, the Board of Directors of DWS Global Bond Fund, a series of DWS Global/International Fund, Inc., approved the termination of Aberdeen Asset Management Inc.
("AAMI"), as the fund's subadvisor. Effective on or about December 1, 2008 Deutsche Investment
Management Americas Inc. (the "Advisor") assumed all day-to-day advisory responsibilities for the fund that were previously delegated to AAMI.

The fund's board also approved a change in the fund's investment strategy by removing the following restriction:

No more than 5% of DWS Global Bond Fund's assets will be committed to Strategic Transactions entered into for non-hedging purposes.


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Item 77D - DWS Emerging Markets Fixed
Income Fund (a series of DWS
Global/International Fund, Inc.)

At a meeting held September 18-19, 2008, the Board of Directors of DWS Emerging Markets Fixed
Income Fund, a series of DWS Global/International
Fund, Inc., approved the termination of Aberdeen
Asset Management Inc. ("AAMI"), as the fund's subadvisor. Effective on or about December 1, 2008, Deutsche Investment Management Americas
Inc. (the "Advisor") assumed all day-to-day advisory responsibilities for the fund that were previously delegated to AAMI.

The fund's Board also approved certain changes to the fund's investment strategy as follows:

The fund may invest without limit in investment-grade debt securities and in junk bonds, which are those below the fourth credit grade (i.e., grade
BB/Ba and below) and may include
debt securities not currently paying interest and debt securities in default. Compared to investment-grade debt securities, junk bonds may pay higher yields and have higher volatility and risk of default. The fund will normally not invest more than 10% of net assets in debt securities of grade D/C, which are usually in default.

Under normal conditions, the fund invests at least
50% of its total assets in sovereign debt securities issued or guaranteed by governments, government-related entities, supranational organizations and central banks based in emerging markets (including participations in and assignments of portions of loans between governments and financial institutions).

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Files\OLK441\Exhibit 77D EMFI.doc